Item 1


ASE TEST LIMITED                                                November 8, 2001
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.  886-2-8780-5489              Mobile  886-920-189-608
Fax.  886-2-2757-6121              email:  jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.  408-567-4383                 email:  rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:      Mylene Kok      65-879-9881         mylene.kok@tfn.com.sg
In the US:            Daniel Loh      212-701-1998        dan.loh@thomsonir.com
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                ASE TEST LIMITED ANNOUNCES OCTOBER 2001 REVENUES

Taipei, Taiwan, R.O.C., NOVEMBER 8, 2001 - ASE Test Limited (Nasdaq : ASTSF) today announces that its unaudited consolidated October 2001 net revenues were US$22.67 million. Compared to prior periods, the October figure represented a drop of 47% year-over-year and an increase of 6% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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               October   September   October      YoY    Sequential
(US$000)          2000        2001      2001   Change        Change
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Net Revenues    42,965      21,418    22,669     -47%            6%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

                               [graphic omitted]

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(US$000)           Jan. '01  Feb. '01  Mar. '01  Apr. '01  May '01  Jun. '01  Jul. '01  Aug. '01  Sep. '01  Oct. '01
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

Net Revenues         36,699    32,044    34,433    23,609   22,320    21,407    18,887    20,221    21,418    22,669
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